File No. 73-00049

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

               (Names and addresses of foreign utility companies)

                     Jamaica Public Service Company Limited
                              6 Knutsford Boulevard
                              Kingston 10, Jamaica
                                   West Indies

                      (Name and address of filing company)

                               Mirant Corporation
                           1155 Perimeter Center West
                             Atlanta, Georgia 30338

            The Commission is requested to address communications to:

S. Marce Fuller, President                        John D. McLanahan, Esq.
    Mirant Corporation                              Troutman Sanders LLP
1155 Perimeter Center West                       600 Peachtree Street, N.E.
  Atlanta, Georgia 30338                                 Suite 5200
                                                Atlanta, Georgia 30308-2216

1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

         The Foreign Utility Company is Jamaica Public Service Company Limited, formed under the laws of the government of Jamaica, with its principal place of business located at 6 Knutsford Boulevard, Kingston 10, Jamaica, West Indies.


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         Mirant Corporation , a Delaware corporation ( formerly Southern Energy,
Inc.), is filing this Notification of Foreign Utility Company status pursuant to
Section 33(a) of the Act and Rule 57 thereunder on behalf of the company named above, which is organized under the laws of Jamaica. Mirant Corporation is a subsidiary of The Southern Company ("Southern"), a registered holding company.1

         Mirant Corporation intends to acquire, indirectly through one or more intermediate subsidiaries, 80 % of the voting securities of the Foreign Utility Company, which owns and operated electric power generation transmission, and distribution facilities that serve approximately 480,000 persons in Jamaica and operates under an All Island franchise.

         Mirant Corporation is not aware of any person owning 5% or more of the voting securities of the Foreign Utility Company other than the Government of Jamaica. The Government of Jamaica will hold 19.9% of the voting securities of the Foreign Utility Company.

2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Foreign Utility Company:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with the Foreign Utility Company, and no such investment or contractual relationship is contemplated.


_____________________________

1 See The Southern Company, et al., Holding Co. Act Rel. No. 26468 (February 2,
1996).


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                                    EXHIBIT A

                                  Inapplicable

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned duly authorized agent.

                                    Mirant Corporation

                                    By:  /s/Elizabeth B. Chandler
                                         Elizabeth B. Chandler
                                  Vice President and Corporate Secretary

Date: March 22, 2001